June 2, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Tom Kluck

Re:                             STORE Capital Corporation

Registration Statement on Form S-11 (File No. 333-204290)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representatives of the prospective underwriters, hereby join the request of STORE Capital Corporation (the “Company”) that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 2:00 P.M., Eastern Time, on June 3, 2015, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, and in connection with the foregoing, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 1, 2015, through the date hereof: approximately 6,782 copies to prospective underwriters, institutional investors, dealers and others.

* * *

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC
As Representatives of the Several Underwriters

By:

GOLDMAN, SACHS & CO.

By:	/s/ MATT LEAVITT
	Name:	Matt Leavitt
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ AUREN KULE
	Name:	Auren Kule
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ MIKE CONNOR
	Name:	Mike Connor
	Title:	Vice President